centrica

082-04578

## URGENT FAX MESSAGE 2009 JAN -5 A 3:19

| | | | |
|---|---|---|---|
| To: | Office of International Corporation Finance, SEC | Date: | 12 December, 2008 |
| Fax: | 001 202 772 9207 | | |
| From: | Secretariat | No. of pages | 3 (inc. this one) |

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

09045030

SUPPL



Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

12 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

**12 December 2008**

**<u>Disclosure in accordance with Rule 2.10 of the City Code</u>**

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 12 December 2008, it had 3,714,157,509 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

**centrica**

## URGENT FAX MESSAGE

| | | | |
|---|---|---|---|
| **To:** | Office of International Corporation Finance, SEC | **Date:** | 15 December, 2008 |
| **Fax:** | 001 202 772 9207 | | |
| **From:** | Secretariat | **No. of pages** | **6** (inc. this one) |

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat



**Secretariat** 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

15 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed documents are to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

15/12/08
AGREED.

For and on behalf of
Centrica plc

Enc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SINGAPORE, THE REPUBLIC OF SOUTH AFRICA OR SWITZERLAND

## CENTRICA PLC - PLACING OF THE RIGHTS ISSUE RUMP

Centrica plc ("Centrica") announced earlier today that, as at 11:00am on 12 December, 2008, being the latest date for receipt of valid subscriptions, it had received valid acceptances in respect of 1,271,643,840 New Shares, representing approximately 91.30 per cent. of the total number of New Shares offered to shareholders pursuant to the 3 for 8 rights issue announced by Centrica on 31 October 2008 (the "Rights Issue").

Centrica announces that, in accordance with the arrangements set out in Part III of the Rights Issue prospectus dated 31 October 2008 (the "Prospectus"), Goldman Sachs International, Credit Suisse and UBS Investment Bank, acting as Joint Bookrunners, have procured acquirers for the remaining New Shares, for which valid acceptances were not received, at a price of 230 pence per share.

The net proceeds from the sale of these New Shares after deduction of the Rights Issue price of 160 pence per New Share and relevant costs (including any commissions and taxes), will, save for amounts less than £5.00, be paid without interest to Shareholders who have not taken up their entitlements, pro rata to their lapsed provisional allotments. As a result of the sale of these New Shares, neither the Underwriters nor the sub-underwriters will be required to subscribe for any New Shares.

**Contacts**

Centrica Investor Relations: 01753 494900

Centrica Media Relations: 0845 0726 8001

This document is not a Prospectus but an advertisement and investors should not subscribe for any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of the information contained in the Prospectus. Definitions used in the Prospectus shall have the same meanings when used in this announcement unless the context otherwise requires.

Neither the content of Centrica plc's website nor any website accessible by hyperlinks to Centrica plc's website is incorporated in, or forms part of, this announcement.

Distribution of this announcement and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into jurisdictions other than the United Kingdom may be restricted by law. These materials are not for distribution, directly or indirectly, in whole or in part, in or into the United States (including its territories and dependencies, any state or the United States and the District of Columbia). Persons into whose possession this announcement comes should inform themselves of and observe any

such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters or the accuracy or adequacy of this announcement. There will be no public offer of these securities in the United States.

The Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters and the New Ordinary Shares will also not be registered under the securities laws of any Excluded Territory or Restricted Territory and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within such jurisdictions except pursuant to an applicable exemption from and in compliance with any applicable securities laws. There will be no public offer in any of the Excluded Territories or the Restricted Territories.

Goldman Sachs International, Credit Suisse, UBS Limited, Barclays Capital, BNP Paribas, HSBC and RBS Hoare Govett Limited, which are authorised and regulated in the UK by the Financial Services Authority, are acting for Centrica and no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Rights Issue and will not be responsible to anyone other than Centrica for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue or any matters referred to in this document.

15 December 2008

## Centrica plc ("Centrica") – Directors' and other PDMRs' share interests

In accordance with DTR 3.1.4R, Centrica announces the following transactions in respect of its ordinary share capital of $6^{14}/_{81}$ pence each by Directors and other Persons Discharging Managerial Responsibility ("**PDMRs**").

Under the recent rights issue (the "**Rights Issue**"), qualifying shareholders had the right to buy 3 new Centrica shares at 160 pence per new share for every 8 existing Centrica shares held on the record date of 14 November 2008.

### 1 Interests in Centrica shares

On 15 December 2008, the Directors and other PDMRs acquired Centrica shares pursuant to the Rights Issue as follows:

| **Directors and other PDMRs** | **Number of shares acquired under the Rights Issue*** | **Total number of shares beneficially held following the Rights Issue**** |
|---|---|---|
| **Executive Directors:** | | |
| Sam Laidlaw | 158,242 | 647,817 |
| Phil Bentley | 249,320 | 1,004,410 |
| Nick Luff | 92,841 | 368,298 |
| **Non-Executive Directors:** | | |
| Roger Carr | 7,211 | 26,441 |
| Helen Alexander | 945 | 3,465 |
| Mary Francis | 367 | 3,500 |
| Andrew Mackenzie | 7,875 | 28,875 |
| Paul Rayner | 1,875 | 6,875 |
| Paul Walsh | 1,687 | 6,187 |
| **Other PDMRs:** | | |
| Grant Dawson | 118,767 | 499,612 |
| Deryk King | 79,315 | 334,417 |
| Catherine May | 5,496 | 35,747 |
| Anne Minto | 62,406 | 258,076 |
| Chris Weston | 51,802 | 251,994 |

*For the Executive Directors and other PDMRs, these totals include shares acquired under the Rights Issue in respect of shares held in the Share Incentive Plan (or, in the case of

Deryk King, the North American Employee Share Purchase Plan) and deferred and investment shares held in the Deferred and Matching Share Scheme. Such shares will be retained in the relevant scheme, where required by the scheme rules.

**These totals include shares held in the Share Incentive Plan (or, in the case of Deryk King, the North American Employee Share Purchase Plan) and deferred and investment shares held in the Deferred and Matching Share Scheme.

## 2 Options and awards over Centrica shares

For information, options and conditional awards of shares granted to Executive Directors and other PDMRs under Centrica's employee share schemes have been adjusted to compensate for the effect of the Rights Issue.

**Centrica Investor Relations:** 01753 494900

**Centrica Media Relations:** 0845 0728001

centrica

## URGENT FAX MESSAGE

| | | | |
|---|---|---|---|
| **To:** | Office of International Corporation Finance, SEC | **Date:** | 22 December, 2008 |
| **Fax:** | 001 202 772 9207 | | |
| **From:** | Secretariat | **No. of pages** | **3** (inc. this one) |

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat

RECEIVED 2009 JAN -6 A 8:20



**Secretariat** 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

22 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

**22 December 2008**

Centrica plc ("Centrica") notes the announcement by the European Commission approving EDF SA's offer for British Energy plc ("British Energy"), subject to certain conditions, and Lake Acquisitions Limited's announcement of acceptances as of the first closing date. As described in its prospectus published on 31 October 2008, Centrica continues to be in discussions with EDF SA regarding the possible acquisition of a 25% stake in Lake Acquisitions Limited. As requested by the Takeover Panel and for the purposes of Rule 2.8 under the Code, Centrica confirms it does not intend to make an offer for British Energy under Rule 2.5.

Sam Laidlaw, CEO, Centrica said:

"We welcome the Commission's clearance for EDF's acquisition of British Energy. Having already raised financing from our shareholders, we now look forward to concluding our discussions with EDF for Centrica to acquire a 25% stake in British Energy".

Enquiries:

Centrica Investor Relations 01753 494900

Centrica Media Relations 0845 072 8001

centrica

## URGENT FAX MESSAGE

| | | | |
|---|---|---|---|
| **To:** | Office of International Corporation Finance, SEC | **Date:** | 19 December, 2008 |
| **Fax:** | 001 202 772 9207 | | |
| **From:** | Secretariat | **No. of pages** | 3 (inc. this one) |

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat





**Secretariat** 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

19 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

**19 December 2008**

**Disclosure in accordance with Rule 2.10 of the City Code**

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 19 December 2008, it had 5,107,657,079 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

## URGENT FAX MESSAGE

| | | | |
|---|---|---|---|
| **To:** | Office of International Corporation Finance, SEC | **Date:** | 29 December, 2008 |
| **Fax:** | 001 202 772 9207 | | |
| **From:** | Secretariat | **No. of pages** | **3** (inc. this one) |

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat





**Secretariat** 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

29 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

**29 December 2008**

**Disclosure in accordance with Rule 2.10 of the City Code**

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 26 December 2008, it had 5,107,658,569 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

## URGENT FAX MESSAGE

**To:** Office of International Corporation Finance, SEC

**Date:** 29 December, 2008

**Fax:** 001 202 772 9207

**From:** Secretariat

**No. of pages** 3 (inc. this one)

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat





Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

29 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

**29 December 2008**

## Centrica acquires further stake in North Sea gas development

Centrica plc, the parent company of British Gas, today announced it has reached agreement with Bow Valley Energy (BVX:CN) to acquire its 66.67% equity in the UK segment[1] of the Peik field, which straddles the UK Continental Shelf (UKCS) and Norway median line, for US$30 million (£20.4 million) in cash. The agreement, which is subject to pre-emption and approvals, would add to Centrica's existing holdings in the Norwegian portion of the Peik field.

After further capital investment of around £140 million Centrica expects to recognise 72 billion cubic feet equivalent (bcfe) of gas and oil reserves, of which 78 per cent are gas. All of the gas is uncontracted and production is currently scheduled to start around the end of 2012. The profits from production will be subject to the normal UK tax rate for offshore gas production, currently 50%.

The increase in Centrica's interest in the Peik field would build further on the company's position within the UK and Norwegian sectors of the North Sea. Centrica holds interests in over thirty producing, development or exploration stage assets in the UK sector and has interests in twelve exploration licences in the Norwegian sector.

Enquiries:
Centrica Investor Relations: +44 (0)1753 494900
Centrica Media Relations: +44 (0) 845 072 8001

Notes
1. Centrica is to acquire Bow Valley's equity in block 9/15a of the UKCS North Sea
2. Centrica plc is making the acquisition through its subsidiary Centrica Resources Ltd

centrica

RECEIVED

2009 JAN -6 A 8:22

**URGENT FAX MESSAGE**

**To:** Office of International Corporation Finance, SEC

**Date:** 2 January, 2009

**Fax:** 001 202 772 9207

**From:** Secretariat

**No. of pages** 3 (inc. this one)

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat



Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

www.centrica.com

2 January 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

2 January 2009

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

As at 31 December 2008, the issued capital of the Company comprises 5,107,658,569 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 5,107,658,569 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Julia Foo
Centrica plc
01753 494 016

centrica

RECEIVED

## URGENT FAX MESSAGE 2009 JAN -6 A 8:22

| | | | |
|---|---|---|---|
| **To:** | Office of International Corporation Finance, SEC | **Date:** | 5 January, 2009 |
| **Fax:** | 001 202 772 9207 | | |
| **From:** | Secretariat | **No. of pages** | 3 (inc. this one) |

**Please find attached a recently released Stock Exchange Announcement.**

Secretariat



**Secretariat** 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

5 January 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

END